================================================================================
SEC 1746          POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
(2-98)            INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                  UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*(1)


                            Winland Electronics, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Winland Electronics, Inc. Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   974241 10 1
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                               ATTN: Ralph I. Call
                              Dyna Technology, Inc.
                            225 South Cordova Avenue
                               LeCenter, MN 56057
                                 (507) 357-6821
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 26, 2002
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------
        (1) As to Dyna Technology, Inc., Ralph I. Call and Nola D. Call, this filing is the fourth amendment to the original Schedule 13D filed on November 22, 2000. As to all other Reporting Persons, this is the third amendment to the Schedule 13D file on March 19, 2001 and is a final filing.

CUSIP NO. 974241 10 1
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Dyna Technology, Inc. / 41-1854537
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

     WC (This Reporting Person's beneficial interest in the shares as disclosed in parts 7, 8, 9 and 10 below were purchased with Dyna Technology, Inc. working capital.)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Organized under the laws of Utah
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    404,800
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    404,800
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    404,800
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    404,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              404,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

              N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

              CO
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ralph I. Call / N/A
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

     AF (This Reporting Person's beneficial interest in the shares as disclosed in parts 8 and 10 below were purchased with Dyna Technology, Inc. working capital.)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    404,800
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    404,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              404,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

              N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

             IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nola D. Call / N/A
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    404,800
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    404,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              404,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

              N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

             IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Gerald E. Brown / NA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

             N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

             IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Thompson H. Davis / NA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

              N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

             IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    James J. Kamp / NA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

             N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

             IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert L. Ring / NA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

             N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

             IN
--------------------------------------------------------------------------------

ITEM 1.

         (a)    Name of Issuer: Winland Electronics, Inc.
         (b) Address of Issuer's Principal Executive Offices: 1950 Excel Drive, Mankato, MN 56001

ITEM 2.

         i.       (a)   Name of Person Filing:                Dyna Technology, Inc., a Utah Corporation
                  (b)   Business Address:                     225 South Cordova Avenue, LeCenter, MN 56057
                  (c)   Occupation:                           N/A
                  (d)   Criminal                              Proceedings: None
                  (e)   Civil Securities                      Proceedings: None
                  (f)   Citizenship:                          N/A

         ii.      (a)   Name of Person Filing:                Ralph I. Call
                  (b)   Address:                              585 Canyon Road, Providence, Utah 84332
                  (c)   Occupation:                           President, Dyna Technology, Inc. (Item 2i above)
                  (d)   Criminal Proceedings:                 None
                  (e)   Civil Securities Proceedings:         None
                  (f)   Citizenship:                          USA

         iii.     (a)   Name of Person Filing:                Nola D. Call
                  (b)   Address:                              585 Canyon Road, Providence, Utah 84332
                  (c)   Occupation:                           N/A
                  (d)   Criminal Proceedings:                 None
                  (e)   Civil Securities Proceedings:         None
                  (f)   Citizenship:                          USA

         iv.      (a)   Name of Person Filing:                Gerald E. Brown
                  (b)   Address:                              2707 N. 1008 Street, Suite 100, Omaha, NE 68164
                  (c)   Occupation:                           President, American HealthNet, Inc., 2707 N. 108th Street,
                                                              Omaha, NE 68164
                  (d)   Criminal Proceedings:                 None
                  (e)   Civil Securities Proceedings:         None
                  (f)   Citizenship:                          USA

         v.       (a)   Name of Person Filing:                Thompson H. Davis
                  (b)   Address:                              8089 Deer Creek Road, Salt Lake City, UT 84121
                  (c)   Occupation:                           Pilot, Delta Airlines, Salt Lake City Int'l Airport,
                                                              Salt Lake City, UT 84121
                  (d)   Criminal Proceedings:                 None
                  (e)   Civil Securities Proceedings:         None
                  (f)   Citizenship:                          USA

         vi.      (a)   Name of Person Filing:                James J. Kamp
                  (b)   Address:                              7580 Quattro Drive, Chanhassen, MN 55317
                  (c)   Occupation:                           Chief Financial Officer, Peripheral Technology Group;
                                                              Controller, Innovative Marketing Solutions,
                                                              7580 Quattro Drive, Chanhassen, MN 55317
                  (d)   Criminal Proceedings:                 None
                  (e)   Civil Securities Proceedings:         None
                  (f)   Citizenship:                          USA

         vii.     (a)   Name of Person Filing:                Robert L. Ring
                  (b)   Address:                              P.O. Box 4067, Wichita, KS 67204
                  (c)   Occupation:                           Independent Business Consultant
                  (d)   Criminal Proceedings:                 None
                  (e)   Civil Securities Proceedings:         None
                  (f)   Citizenship:                          USA

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As to Dyna Technology, Inc.:       The beneficial interest of Dyna Technology, Inc. in the shares disclosed in Item
                                            5 below were purchased with Dyna Technology, Inc. working capital.

         As to Ralph I. Call:               Mr. Call's beneficial interest in the shares as disclosed in Item 5 below were purchased with Dyna Technology, Inc. working capital.

         As to Nola D. Call:                Mrs. Call's beneficial interest in the shares as disclosed in Item 5 below were purchased with Dyna Technology, Inc. working capital.  Mrs. Call disclaims any beneficial interest in any shares of the Issuer other than those beneficially owned by Mr. Call.

         As to Gerald E. Brown:             The Shareholder's Protective Committee described in Item 6 below was terminated effective August 26, 2002.  Mr. Brown disclaims any beneficial interest in any shares of the Issuer held by any other Reporting Person.

         As to Thompson H. Davis:           The Shareholder's Protective Committee described in Item 6 below was terminated effective August 26, 2002. Mr. Davis disclaims any beneficial interest in any shares of the Issuer held by any other Reporting Person.

         As to James J. Kamp:               The Shareholder's Protective Committee described in Item 6 below was terminated effective August 26, 2002.  Mr. Kamp disclaims any beneficial interest in any shares of the Issuer held by any other Reporting Person.

         As to Robert L. Ring:              The Shareholder's Protective Committee described in Item 6 below was terminated effective August 26, 2002.  Mr. Ring disclaims any beneficial interest in any shares of the Issuer held by any other Reporting Person.


ITEM 4.  PURPOSE OF TRANSACTION

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

               Dyna Technology, Inc. intends to acquire such additional securities of the issuer as may be necessary to influence the election of directors to the Board of Directors of the issuer.

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                           NONE.

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                           NONE.

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               The individual Reporting Persons identified in the cover page of this Schedule 13D, with the exception of Nola D. Call, organized a Shareholders' Protective Committee (the "Committee") on March 15, 2001 to engage in a proxy solicitation of shareholders of the Issuer to elect its members to the Board of Directors of the Issuer with the effect that the present Board of Directors of the Issuer will be replaced by the members of the Committee. Effective August 26, 2002 the Committee was dissolved and terminated.

     (e) Any material change in the present capitalization or dividend policy of the issuer;

                           NONE.

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                           NONE.

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                           NONE

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                           NONE.

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                           NONE.

     (j)  Any action similar to any of those enumerated above.

                           NONE.

ITEM 5.

     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

                  Dyna Technology, Inc.:                      404,800 shares/ 13.7% which are held by it directly.

                  Ralph I. Call:                              Beneficial ownership of 404,800 shares/13.7% by reason of
                                                              his Directorship and controlling interest in Dyna Technology,
                                                              Inc.

                  Nola D. Call:                               Beneficial ownership of 404,800 shares/ 13.7% by reason of her controlling interest in Dyna Technology, Inc.

                  Gerald E. Brown:                            The Shareholder's Protective Committee described in Item 6 below was terminated effective August 26, 2002.  Mr. Brown disclaims any beneficial interest in any shares of the Issuer held by any other Reporting Person.

                  Thompson H. Davis:                          The Shareholder's Protective Committee described in Item 6 below was terminated effective August 26, 2002.  Mr. Davis disclaims any beneficial interest in any shares of the Issuer held by any other Reporting Person.

                  James J. Kamp:                              The Shareholder's Protective Committee described in Item 6 below was terminated effective August 26, 2002.  Mr. Kamp
                                                              disclaims any beneficial interest in any shares of the Issuer held by any other Reporting Person.

                  Robert L. Ring:                             The Shareholder's Protective Committee described in Item 6 below was terminated effective August 26, 2002.  Mr. Ring
                                                              disclaims any beneficial interest in any shares of the Issuer held by any other Reporting Person.

                  All Reporting Persons, Aggregated:          404,800/ 13.7%.


     (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by
          Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:


                  Dyna Technology, Inc.:             Sole Power to Vote:                404,800
                                                     Shared Power to Vote:              404,800
                                                     Sole Power to Dispose:             404,800
                                                     Shared Power to Dispose:           404,800

                  Ralph I. Call:                     Sole Power to Vote:                -0-
                                                     Shared Power to Vote:              404,800
                                                     Sole Power to Dispose:             -0-
                                                     Shared Power to Dispose:           404,800


                  Nola D. Call:                      Sole Power to Vote:                -0-
                                                     Shared Power to Vote:              404,800
                                                     Sole Power to Dispose:             -0-
                                                     Shared Power to Dispose:           404,800

                  Gerald E. Brown:                   Sole Power to Vote:                -0-
                                                     Shared Power to Vote:              -0-
                                                     Sole Power to Dispose:             -0-
                                                     Shared Power to Dispose:           -0-

                  Thompson H. Davis:                 Sole Power to Vote:                -0-
                                                     Shared Power to Vote:              -0-
                                                     Sole Power to Dispose:             -0-
                                                     Shared Power to Dispose:           -0-

                  James J. Kamp:                     Sole Power to Vote:                -0-
                                                     Shared Power to Vote:              -0-
                                                     Sole Power to Dispose:             -0-
                                                     Shared Power to Dispose:           -0-

                  Robert L. Ring:                    Sole Power to Vote:                -0-
                                                     Shared Power to Vote:              -0-
                                                     Sole Power to Dispose:             -0-
                                                     Shared Power to Dispose:           -0-

     (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

                  NONE

         Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

     (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  N/A

     (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

                  N/A


          Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

          The sole stockholders of Dyna Technology, Inc. are Ralph I. Call and Nola D. Call, 585 Canyon Road, Providence, UT 84332. Mr. Call is also the President and Chief Executive Officer of Dyna Technology, Inc. and serves on its Board of Directors.

          The individual Reporting Persons identified in the cover page of this
          Schedule 13D, with the exception of Nola D. Call, organized a Shareholders' Protective Committee (the "Committee") on March 15, 2001 to engage in a proxy solicitation of shareholders of the Issuer to elect its members to the Board of Directors of the Issuer. The Committee was organized pursuant to the terms of the Shareholders' Protective Committee Letter Agreement dated March 15, 2001 (the "Agreement"). Under the terms of the Agreement, Ralph I. Call and Dyna Technology, Inc. have agreed to pay out-of pocket costs incurred by the members of the Committee in connection with their services on and to the Committee, and have further agreed to indemnify each member of the Committee from and against any and all costs and liabilities (excluding actions resulting from the bad faith, willful misconduct or gross negligence of such member) the members may become subject to based upon or arising out of the members' actions related to the proxy solicitation of shareholders of the Issuer.

          The Shareholder's Protective Committee was dissolved and terminated effective August 26, 2002 in accordance with the terms and conditions of a Termination Agreement effective August 26, 2002

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3;
          (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                  Exhibit 7.1:      Shareholders' Protective Committee
                                    Letter Agreement dated March 15, 2001,
                                    incorporated by reference to Exhibit 7.1 to Amendment No. 2 to Schedule 13D filed March 19, 2001.

                  Exhibit 7.2: Termination Agreement, dissolving the Shareholders' Protective Committee, effective August 26, 2002 (attached).


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



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   August 26, 2002
                                       -----------------------------------------
                                                        Date

                                       Dyna Technology, Inc.

                                       By: /s/ Ralph I. Call
                                           -------------------------------------
                                                       Signature

                                           Ralph I. Call     Its: President
                                           -------------------------------------
                                                       Name/Title

                                       By: /s/ Ralph I. Call
                                           -------------------------------------
                                                       Signature

                                           Ralph I. Call, Director, President
                                           and controlling stockholder of Dyna
                                           Technology, Inc. and former member of
                                           Shareholders' Protective Committee
                                           -------------------------------------
                                                       Name/Title

                                       By: /s/ Nola D. Call
                                           -------------------------------------
                                                       Signature

                                           Nola D. Call, controlling stockholder
                                           of Dyna Technology, Inc.
                                           -------------------------------------
                                                       Name/Title

                                       By: /s/ Gerald E. Brown
                                           -------------------------------------
                                                       Signature

                                           Gerald E. Brown, former member of
                                           Shareholders' Protective Committee
                                           -------------------------------------
                                                       Name/Title

                                       By: /s/ Thompson H. Davis
                                           -------------------------------------
                                                       Signature

                                           Thompson H. Davis, former member of
                                           Shareholders' Protective Committee
                                           -------------------------------------
                                                       Name/Title

                                       By: /s/ James J. Kamp
                                           -------------------------------------
                                                       Signature

                                           James J. Kamp, former member of
                                           Shareholders' Protective Committee
                                           -------------------------------------
                                                       Name/Title

                                       By: /s/ Robert L. Ring
                                           -------------------------------------
                                                       Signature

                                           Robert L. Ring, former member of
                                           Shareholders' Protective Committee
                                           -------------------------------------
                                                       Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                       15